                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                            GOTHIC ENERGY CORPORATION
                                   ----------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                           --------------------------
                         (Title of Class of Securities)

                                    383482106
                                    ---------
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Self, Giddens & Lees, Inc.
                           210 Park Avenue, Suite 2725
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
                             -----------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 383482106                                            Page 2 of 6 Pages


(1)      Names of Reporting Persons,                                    Chesapeake Mid-Continent Corp., an Oklahoma
         S.S. or I.R.S. Identification                            corporation, as successor by merger to Chesapeake
         Nos. of Above Persons                                                Gothic Corp., an Oklahoma corporation
                                                                                                         73-1529077

(2)      Check the Appropriate Box if                                                                    (a)   [  ]
         a Member of a Group (See                                                                        (b)   [  ]
         Instructions)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                                                                  AF,WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                                                                 [  ]

(6)      Citizenship or Place of Organization                                                              Oklahoma


                                            (7)      Sole Voting Power                                    2,394,125

Number of Shares                            (8)      Shared Voting Power                                  ------
Beneficially
Owned by Each                               (9)      Sole Dispositive                                     2,394,125
Reporting Person                                     Power
With:
                                            (10)     Shared Dispositive                                   ------
                                                     Power

(11)     Aggregate Amount Beneficially                                                                    2,394,125
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount                                                                         [  ]
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                                                                         14.7%
         by Amount in Row (11)

(14)     Type of Reporting Person                                                                               CO
         (See Instructions)

CUSIP No. 383482106                                            Page 3 of 6 Pages

Item 1.  Security and Issuer.

         The common stock par value $.01 per share (the "Common Stock"), of Gothic Energy Corporation, an Oklahoma corporation ("Gothic"). Gothic's principal executive offices are located at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105.

Item 2.  Identity and Background.

         Chesapeake Mid-Continent Corp., an Oklahoma corporation ("Chesapeake Mid-Continent"), is a wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"). Both corporations are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and are engaged in the ownership, development and operation of oil and gas assets in North America.

         The executive officers and directors of Chesapeake Mid-Continent and Chesapeake Energy are set forth below. Each individual designated by an asterisk is a director or officer of Chesapeake Mid-Continent and Chesapeake Energy.

                      Aubrey K. McClendon *
                      Director and Chief Executive Officer
                      6100 North Western
                      Oklahoma City, Oklahoma 73118

                      Tom L. Ward *
                      Director and Chief Operating Officer
                      6200 North Western
                      Oklahoma City, Oklahoma 73118

                      Marcus C. Rowland *
                      Chief Financial Officer
                      6100 North Western
                      Oklahoma City, Oklahoma 73118

                      Edgar F. Heizer, Jr.
                      Director
                      261 Bluff's Edge Drive
                      Lake Forest, Illinois   60045

                      Breene M. Kerr
                      Director
                      115 Bay Street
                      Easton, Maryland 21601-2703

                      Shannon Self
                      Director
                      2725 Oklahoma Tower
                      210 Park Avenue
                      Oklahoma City, Oklahoma 73102

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CUSIP No. 383482106                                            Page 4 of 6 Pages

                      Frederick B. Whittemore
                      Director
                      1221 Avenue of the Americas
                      New York, New York 10020

                      Walter C. Wilson
                      Director
                      2001 Kirby Drive, Suite 1107
                      Houston, Texas 77019

         Chesapeake Mid-Continent, Chesapeake Energy and each of the listed individuals have not, during the last five years, been convicted in a criminal proceeding and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 27, 1998, Chesapeake Mid-Continent and certain affiliated entities made a strategic investment in Gothic (the "Transaction") and in connection therewith Chesapeake Mid-Continent or its affiliates acquired Gothic's Series B Senior Preferred Stock (the "Preferred Stock"), certain oil and gas interests, the right to participate in certain oil and gas development activities of Gothic and a warrant (the "Warrant") for 2,439,246 shares of Common Stock at an exercise price of $.01 per share. The consideration for the Transaction was provided by Chesapeake Energy and its affiliated entities from working capital and the proceeds from one or more bond financing transactions. On August 18, 1999, Chesapeake Mid-Continent exercised the Warrant by surrendering 45,121 warrants and receiving 2,394,125 shares of Common Stock.

Item 4.  Purpose of Transaction

         The Warrant and the underlying Common Stock, along with the other interests described in Item 3 of this Schedule 13D, were acquired in the Transaction as investments for Chesapeake Mid-Continent's own account. Chesapeake Mid-Continent previously announced that it was evaluating the sale of all or a portion of the shares of Common Stock. On September 13, 1999, Gothic announced that Gothic was exploring alternatives to restructure Gothic's debt and equity, which presumably may include the sale of assets, the issuance of new debt or the issuance of new equity securities. As a result of the foregoing process, Chesapeake Mid-Continent has abandoned its plan to sell all or part of the Common Stock.

         Subject to the terms of the Transaction and any related agreements, Chesapeake Mid-Continent may in the future: (i) purchase additional shares of Common Stock, debt securities or other equity securities of Gothic, (ii) sell all or part of the Common Stock or other Gothic securities owned by Chesapeake Mid-Continent; (iii) communicate with management of Gothic regarding Gothic's business plans and the evaluation of Gothic's strategic alternatives as indicated above; or
         (iv) enter into additional transactions in connection with Gothic or Gothic's assets. Chesapeake Mid-Continent has the right to appoint one director to Gothic's board of directors, but to date has declined to exercise that right. Except as set forth above, Chesapeake Mid-Continent has no

CUSIP No. 383482106                                            Page 5 of 6 Pages

         present plans or intentions relating to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Chesapeake Mid-Continent was previously the record owner of the Warrant which granted the right to purchase 2,439,246 shares of Common Stock, which shares constituted approximately 15% of the outstanding Common Stock on April 27, 1998. Subsequent to the exercise of the Warrant on August 18, 1999, Chesapeake Mid-Continent was the owner of 2,394,125 shares of Common Stock, which represented approximately 14.7% of the outstanding Common Stock. The foregoing excludes the shares of Preferred Stock purchased by Chesapeake Mid-Continent because the Preferred Stock is non-voting and Chesapeake Mid-Continent does not have the right to acquire Common Stock within sixty days of this filing through the conversion of the Preferred Stock.

         (b) Chesapeake Mid-Continent has the sole power to dispose of the Warrant and vote or dispose of the underlying warrant shares of Common Stock.

         (c) Chesapeake Mid-Continent exercised the Warrant on a net basis by surrendering the right to acquire 45,121 shares of Common Stock under the Warrant and receiving 2,394,125 shares of Common Stock. The exercise price under the Warrant was $.01 per share and the value implied for the 45,121 shares of surrendered Common Stock was $.5406 per share.

         (d) Inapplicable

         (e) Inapplicable

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         The Warrant was exercisable in whole or in part at any time after April 27, 1998, until April 27, 2008. The holders of at least 50% of Common Stock underlying the Warrant, the Preferred Stock and related shares described in the Registration Rights Agreement can request the registration of such Common Stock under the Securities Act at any time after September 30, 1998. In addition, as part of the Transaction Chesapeake Mid-Continent and Gothic entered into a standstill agreement that prohibits certain actions by Chesapeake Mid-Continent and its affiliates prior to March 31, 2000, including prohibitions against acquiring additional securities of Gothic or taking actions to change or influence the control of Gothic. The remaining agreements entered into as part of or subsequent to the Transaction were entered into and performed in the ordinary course of the oil and gas exploration and development business.

Item 7.  Materials to be filed as Exhibits.

         The Warrant to purchase Common Stock of Gothic Energy Corporation issued to Chesapeake Mid-Continent Corp. dated April 27, 1998 was attached as Exhibit 99.1.



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CUSIP No. 383482106                                            Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:   October 8, 1999

                                              CHESAPEAKE MID-CONTINENT CORP.,
                                              an Oklahoma corporation


                                              By /s/ Aubrey K. McClendon
                                                 -------------------------------
                                                 Aubrey K. McClendon, President